February 24, 2020

DeVan Ard, Jr.
Chief Executive Officer
Reliant Bancorp, Inc.
1736 Carothers Parkway
Suite 100
Brentwood, TN 37027

       Re: Reliant Bancorp, Inc.
           Registration Statement on Form S-4
           Filed February 20, 2020
           File No. 333-236528

Dear Mr. Ard:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Adam G. Smith, Esq.